SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

VIVO Holding Company

(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A.
Publicly-held Company - CVM nº 1771-0
C.N.P.J. n.º 02.558.074/0001-73 - N.I.R.E. 35.3.001.587.9-2

NOTICE TO SHAREHOLDERS

Vivo Participações S.A. (“Vivo”), hereby informs to the public that its Board of Directors has approved, in an extraordinary meeting held on May 3, 2006, an increase of its capital stock as a consequence of the corporate restructuring processes involving the company, its controlled and controlling companies and the companies that were merged into it. The amortization of the premium arising out of these corporate restructuring processes resulted, as of December 31, 2005, in an accrued tax benefit of one hundred and ninety-three million, eight hundred and thirty-seven thousand, four hundred and forty-four reais and six cents (R$193,837,444.06), as well as four hundred and thirty-nine thousand, nine hundred and thirty-seven reais and seventy-five cents (R$439,937.75), corresponding to remaining balances of previous fiscal years, amounting to a total of one hundred and ninety-four million, two hundred and seventy-seven thousand, three hundred and eighty-one reais and eighty-one cents (R$194,277,381.81), convertible into capital, representing a credit to the controlling shareholders, to be used for the increase of the capital stock of the company from R$ 6,153,506,952.73 to R$6,347,784,334.54, upon issuance of 15,705,528 new common shares, with due regard to the preemptive right set forth in article 171 of Law no. 6404/76, provided that the funds arising out of eventual exercises of the preemptive right shall be proportionally credited to the companies that are part of the control block of Vivo and that hold these credits convertible into capital, as indicated below:

Controlling Shareholder	Amount of Tax Benefit to be converted into Capital
Portelcom Participações Ltda.	108,553,089.76
Sudestecel Participações Ltda.	49,742,897.00
Tagilo Participações Ltda.	11,013,775.84
TBS Celular Participações Ltda.	24,967,619.21
Total	194,277,381.81

TOTAL AMOUNT OF SHARE SUBSCRIPTION AND INCREASE OF CAPITAL

One hundred and ninety-four million, two hundred and seventy-seven thousand, three hundred and eighty-one reais and eighty-one cents (R$194,277,381.81).

NUMBER AND TYPE OF SHARES TO BE ISSUED

Fifteen million, seven hundred and five thousand, five hundred and twenty-eight (15,705,528) common shares, with no face value, in book-entry form.

ISSUE PRICE

Twelve reais and thirty-seven cents (R$12.37) per common share.

The issue price for the common shares corresponds to 100% of the weighted average of the prices in the main market of the 15 trading sessions of Bovespa (São Paulo Stock Exchange) held from April 7, 2005 to and including May 2, 2006.

DIVIDENDS

The issued shares, after homologation of the respective capital increase by the Board of Directors, shall be entitled to full dividends as may be declared by Vivo.

TERM FOR EXERCISE OF THE PREEMPTIVE RIGHT

Beginning: May 8, 2006                             End: June 6, 2006

PREEMPTIVE RIGHT RATIO
In order to ascertain the number of shares a shareholder will be entitled to subscribe, he/she should multiply the number of shares owned by him/her on May 5, 2006, for the following rates:

Type of shares owned                             Rate                               Type to be Subscribed
          Common                                    0.011010511                                Common
          Preferred                                    0.011010511                                Common

PAYMENT TERMS

Cash, upon subscription.

ELIGIBILITY FOR SUBSCRIPTION

Shareholders having acquired their shares up to May 5, 2006 will be eligible to subscribe shares. Shares acquired after May 8, 2006 will be ex-preemptive right to the assignee.

Holders of ADR’s: The new shares shall not be registered under the Securities Act of 1933 and may not be offered or sold in the United States or to North-American persons.

Shareholders wishing to trade their preemptive rights may do so in the period from May 8, 2006 until May 30, 2006, and those shareholders whose shares are kept in custody with Banco ABN Amro Real should either request to such institution the respective certificate of assignment of rights, which shall be issued by ABN Amro Real, or instruct a securities dealer to be selected by him/her to directly trade the shares at the stock exchanges.

Once the certificate of assignment of rights is issued, under the terms provided for in the preceding item, and in case of actual disposal of the relevant shares, the corresponding statement on the reverse side of the certificate of assignment of rights will be required, with the signature of the assignor duly attested by a notary public.

NON-EXERCISED RIGHTS

There will be no non-exercised preemptive rights, since this is the case of capitalization of credits available in current account.

DOCUMENTS REQUIRED FOR SUBSCRIPTION AND ASSIGNMENT OF RIGHTS

The shareholders will be required to present the following original documents or certified copies thereof:

  Individual: Identity card, individual taxpayer registration card (CPF) and proof of residence.

  Legal Entity: certified copy of the most recently restated bylaws or articles of association, CNPJ (National Registry of Legal Entities) registration card, corporate documents granting representation powers and certified copies of the CPF, Identity Card and proof of residence of its directors and officers. Investors residing abroad may be required to present other representation documents.

  In case of representation by proxy, a power of attorney drawn-up with a notary public will be required.

ASSISTANCE LOCATIONS

At securities dealers, for shares under custody with the Brazilian Settlement and Custody Agency – CBLC and at Banco ABN Amro Real branches, for shares under custody with such institution.

SHARES CREDIT

The shares shall be credited within three (3) business days after the homologation of the capital increase, save for shares subscribed with ABN Amro Real, which shall be credited within up to five (5) business days after the homologation of the Capital Increase.

São Paulo, May 3, 2006

Ernesto Gardelliano
Investor Relations Officer
Telesp Celular Participações S.A.

VIVO – Investor Relations
Tel: +55 11 5105-1172
Email: ri@vivo.com.br
Information available from: www.vivo.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 04, 2006

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.